UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Convocation of Annual General Meeting of Shareholders

of KB Financial Group Inc. for Fiscal Year 2018

On February 22, 2019, the board of directors of KB Financial Group Inc. resolved to convene the annual general meeting of shareholders for fiscal year 2018 as follows:

•	Date and Time: March 27, 2019, 10:00 A.M. local time

•	Venue: Fourth Floor Auditorium, Kookmin Bank, 26, Gukjegeumyung-ro 8-gil,

            Yeongdeungpo-gu, Seoul, Korea

•	Agenda:

1) Approval of financial statements and the proposed dividend payment for fiscal year 2018

2) Amendment of the articles of incorporation

3) Appointment of directors (three non-executive directors)

3-1) Non-Executive Director Candidate: Suk Ryul Yoo

3-2) Non-Executive Director Candidate: Stuart B. Solomon

3-3) Non-Executive Director Candidate: Jae Ha Park

4) Appointment of a non-executive director, who will serve as a member of the Audit Committee*

Non-Executive Director Candidate: Kyung Ho Kim

5) Appointment of members of the Audit Committee, who are non-executive directors

5-1) Audit Committee Member Candidate: Suk Ho Sonu

5-2) Audit Committee Member Candidate: Kouwhan Jeong

5-3) Audit Committee Member Candidate: Jae Ha Park

6) Approval of the aggregate remuneration limit for directors

*	Pursuant to Article 19, Paragraph (5) of the Act on Corporate Governance of Financial Companies

Shareholders may exercise their voting rights without attending the meeting in person by submitting their voting cards by mail.

Nominees for Non-Executive Directors

Name	Date of Birth	Term of Office	New Appointment	Career (including current position)	Name of Other Entities of Which the Nominee Serves as a Director
Suk Ryul Yoo	April 1950	1 year	No

•  Visiting Professor, Seoul National University

•  Chairman, Credit Finance Association

•  President & CEO, Samsung Total Petrochemicals Co., Ltd.

•  President & CEO, Samsung Card Co., Ltd.

•  President & CEO, Samsung Life Insurance Co., Ltd.

•  President & CEO, Samsung Securities Co., Ltd.

•  President & CEO, Samsung Capital Co., Ltd.

President & CEO, Jungmok

Stuart B. Solomon	July 1949	1 year	No	• Chairman, Metlife Insurance Co. of Korea, Ltd. • President & CEO, Metlife Insurance Co. of Korea, Ltd. • Executive Vice President & Representative Director, Metlife Insurance Co. of Korea, Ltd. • Executive Managing Director, Metlife Insurance Co. of Korea, Ltd.	—

Jae Ha Park	November 1957	1 year	No	• Senior Research Fellow, Korea Institute of Finance (Current) • Deputy Dean, Asian Development Bank Institute • Vice President, Korea Institute of Finance • Vice Chairman, Korea Money and Finance Association • Senior Counselor to the Minister, Ministry of Economy and Finance • Outside Director, Shinhan Bank • Outside Director, Daewoo Securities Co., Ltd. • Outside Director, Jeonbuk Bank	—

Nominee for Non-Executive Director, Who Will Serve as a Member of the Audit Committee*

Name	Date of Birth	Term of Office	New Appointment	Career (including current position)
Kyung Ho Kim	December 1954	2 years (Including 1 year as a member of the Audit Committee)	Yes

•  Professor, Hongik University School of Business Administration (Current)

•  Vice President, Hongik University

•  Outside Director, Shinhan Investment Corp.

•  Outside Director, Citibank Korea Inc.

•  Vice Chairman, Korea Accounting Standards Board

•  President, The Korean Association for Government Accounting

*	Pursuant to Article 19, Paragraph (5) of the Act on Corporate Governance of Financial Companies

Nominees for Members of the Audit Committee, Who Are Non-Executive Directors

Name	Date of Birth	Term of Office	New Appointment	Career (including current position)
Suk Ho Sonu	September 1951	1 year	No

•  Visiting Professor, Seoul National University Business School (Current)

•  President, Korea Money and Finance Association

•  President, Korea Finance Association

•  Dean, Hongik University Graduate School of Business Administration

Kouwhan Jeong	September 1953	1 year	No

•  President Attorney at Law, Nambujeil Law and Notary Office Inc. (Current)

•  Branch Chief Prosecutor, Bucheon Branch Office, Incheon District Prosecutor’s Office

•  Standing Mediator, Korea Medical Dispute Mediation and Arbitration

•  Chairperson, Consumer Dispute Settlement Commission, Korea Consumer Agency

Name	Date of Birth	Term of Office	New Appointment	Career (including current position)
Jae Ha Park	November 1957	1 year	No

•  Senior Research Fellow, Korea Institute of Finance (Current)

•  Deputy Dean, Asian Development Bank Institute

•  Vice President, Korea Institute of Finance

•  Vice Chairman, Korea Money and Finance Association

•  Senior Counselor to the Minister, Ministry of Economy and Finance

•  Outside Director, Shinhan Bank

•  Outside Director, Daewoo Securities Co., Ltd.

•  Outside Director, Jeonbuk Bank

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: February 22, 2019	By:	/s/ Ki-Hwan Kim
(Signature)

	Name:	Ki-Hwan Kim
	Title:	Deputy President and Chief Finance Officer